ALESTRA, S. DE R.L. DE C.V.

(Alestra, a Mexican Limited Liability Company of Variable Capital)

Avenida Lázaro Cárdenas No. 2321, Piso 9

Col. Residencial San Agustín

San Pedro Garza García, N.L. 66260, México

011-5281-8625-2200

June 20, 2003

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:  Alestra, S. de R.L. de C.V.

        Registration Statement on Form F-4 (File No. 333-100075)

        Form RW

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alestra, S. de R.L. de C.V. (the “Company”) hereby requests withdrawal of its Registration Statement on Form F-4 (File No. 333-100075) together with all exhibits and amendments thereto (the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2003 and amended on November 5, 2002, January 15, 2003, February 11, 2003, February 12, 2003, and February 25, 2003, regarding its Senior Step-Up Notes due 2008 and Senior Step-Up Notes due 2011 (together, the “Notes”). The Registration Statement was initially declared effective on February 12, 2003. The Company requests withdrawal of the Registration Statement because the Company has amended the terms of its exchange offers, cash tender offers, and consent solicitations and will register the underlying securities on a new registration statement. None of the Company’s securities were issued under the Registration Statement.

The Company requests in accordance with Securities Act Rule 457(p) that all fees paid by to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call Marcelo A. Mottesi of the law firm of Milbank, Tweed, Hadley & McCloy LLP at (650) 739-7034.

Sincerely,

Alestra, S. de R.L. de C.V.

/S/ PATRICIO DE LA GARZA

Patricio de la Garza Chief Financial and Administrative Officer